SCHEDULE 14A
                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)



Filed by the Registrant                     [ ]

Filed by a Party other than the Registrant  [x]

Check the appropriate box:

[X]  Preliminary Proxy Statement
[ ]  Confidential, for Use of the Commission Only
     (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to ss. 240.14a-12

                                Biogen Idec Inc.
                (Name of Registrant as Specified In Its Charter)

                                  Carl C. Icahn
                               Alexander J. Denner
                                  Anne B. Young
                               Richard C. Mulligan
                               Vincent J. Intrieri
                                Keith A. Meister
                                 David Schechter
                                Icahn Partners LP
                          Icahn Partners Master Fund LP
                        Icahn Partners Master Fund II LP
                        Icahn Partners Master Fund III LP
                         High River Limited Partnership
                                 Barberry Corp.
                             Hopper Investments LLC
                                Icahn Offshore LP
                                Icahn Onshore LP
                                Icahn Capital LP
                                   IPH GP LLC
                         Icahn Enterprises Holdings L.P.
                           Icahn Enterprises G.P. Inc.
                                  Beckton Corp.
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

    1) Title of each class of securities to which transaction applies:

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    4) Proposed maximum aggregate value of transaction:

    5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange  Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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                                PRELIMINARY PROXY


                       2008 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                                BIOGEN IDEC INC.


                               -------------------
                           PRELIMINARY PROXY STATEMENT


                                       OF

                                  CARL C. ICAHN
                               ALEXANDER J. DENNER
                                  ANNE B. YOUNG
                               RICHARD C. MULLIGAN
                               VINCENT J. INTRIERI
                                KEITH A. MEISTER
                                 DAVID SCHECHTER
                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                        ICAHN PARTNERS MASTER FUND III LP
                         HIGH RIVER LIMITED PARTNERSHIP
                                 BARBERRY CORP.
                             HOPPER INVESTMENTS LLC
                                ICAHN OFFSHORE LP
                                ICAHN ONSHORE LP
                                ICAHN CAPITAL LP
                                   IPH GP LLC
                         ICAHN ENTERPRISES HOLDINGS L.P.
                           ICAHN ENTERPRISES G.P. INC.
                                  BECKTON CORP.
                               -------------------

To Our Fellow Biogen Stockholders:


     This Proxy Statement and the accompanying GOLD proxy card are being furnished to stockholders ("Stockholders") of Biogen Idec Inc. ("Biogen") in connection with the solicitation of proxies by Carl C. Icahn and certain of his affiliates and associates, to be used at the 2008 Annual Meeting (the "Annual Meeting") of Stockholders of Biogen which is scheduled to be held at ______
p.m.,        local       time,        on        ________,        2008,        at
___________________________________________________,  and at  any  adjournments, postponements or continuations thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Stockholders on or about May __, 2008.

     At the Annual Meeting, the Participants (as hereinafter defined) will seek to elect to the Board of Directors of Biogen - Dr. Alexander J. Denner, Dr. Anne
B. Young and Professor Richard C. Mulligan (each a "Nominee", and collectively, the "Nominees") who has each consented to being named in this Proxy Statement and, if elected, to serve as a director.

     In addition, Biogen's Amended and Restated ByLaws (the "Bylaws") provide for a three-class classified board, the size of which may be expanded by a vote of the Board. In order to provide the Stockholders with the ability to elect a majority of Stockholder nominated directors following the 2009 annual meeting, the Participants will seek to amend the ByLaws to fix the number of directors at twelve. For example, if the Stockholders elect Dr. Alexander J. Denner, Dr. Anne
B. Young and Professor Richard C. Mulligan to the Board at the 2008 Annual Meeting, and in 2009, a Stockholder nominates, and the Stockholders elect, four director nominees at the 2009 annual meeting, then the Board would include seven Stockholder nominated directors. If the Bylaw Amendments (as defined below) are adopted by the Stockholders at the 2008 Annual Meeting and the Board is fixed at 12 directors, then those seven Stockholder nominated directors elected over the course of two annual meetings would constitute a majority of the Board. However, because the current Bylaws allow the Board to expand the size of the Board, if the Bylaw Amendments are not adopted at the 2008 Annual Meeting and the Board decides to expand the size of the Board (despite the possibility that such a decision to expand the size of the Board could constitute a breach of fiduciary duty under applicable law), then those seven Stockholder nominated directors would merely constitute a minority of the Board. As such, the Participants will seek to amend the Bylaws (collectively, the "Bylaw Amendments"):


     o to replace the first sentence of Section 3.1 of the Bylaws, which reads:

               "The number of directors that shall constitute the entire Board initially shall be twelve (12); provided, however, that the number of directors that shall constitute the entire Board shall be fixed from time to time by resolution adopted by a majority of the entire Board,"

               in its entirety with the following sentence:

               "The number of directors that shall constitute the entire Board shall be twelve (12)."

     o to delete, in its entirety, the first sentence of Section 3.2 of the Bylaws which reads:

               "The number of members of the Board may be increased at any time as provided in Section 3.1 above."

     o to delete, in their entirety, the words "and newly created directorships resulting from any increase in the authorized number of directors", appearing in the second sentence of Section 3.2 of the Bylaws which reads, in its entirety:

               "Sole power to fill vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be vested in the Board, and each director so chosen shall hold office until the next annual election at which the term of the class to which they have been elected expires and until such director's successor is duly elected and qualified or until such director's earlier resignation, removal from office, death or incapacity."

DR. ALEXANDER J. DENNER, DR. ANNE B. YOUNG AND PROFESSOR RICHARD C. MULLIGAN URGE STOCKHOLDERS TO VOTE FOR EACH OF THEM AS DIRECTORS AND TO VOTE FOR EACH OF THE BYLAW AMENDMENTS.

     The Nominees and each of the other Participants have no interest in Biogen other than through the beneficial ownership (if any) of shares of Common Stock, par value $.0005 per share, of Biogen (the "Shares") or other securities (if any) of Biogen as disclosed herein, and, in the case of Dr. Young and Professor Mulligan, pursuant to an agreement in which certain affiliates of Carl C. Icahn have agreed to pay each of Dr. Young and Professor Mulligan $25,000 and to indemnify each such Nominee with respect to certain costs incurred by each such Nominee in connection with the proxy contest relating to the Annual Meeting (the "Nominee Agreement").


DR. ALEXANDER J. DENNER, DR. ANNE B. YOUNG AND PROFESSOR RICHARD C. MULLIGAN ARE COMMITTED TO ACTING IN THE BEST INTEREST OF ALL STOCKHOLDERS OF BIOGEN. WE URGE YOU TO VOTE YOUR GOLD PROXY CARD FOR DR. ALEXANDER J. DENNER, DR. ANNE B. YOUNG AND PROFESSOR RICHARD C. MULLIGAN AND FOR EACH OF THE BYLAW AMENDMENTS.



IMPORTANT


     According to Biogen's Proxy Statement, the Bylaws and applicable law, the election of the Nominees requires the affirmative vote of a plurality of the votes cast by the holders of Biogen's Common Stock at a meeting at which a quorum is present in person or represented by proxy. The amendment of the Bylaws requires the affirmative vote of a majority of the Shares issued and outstanding and entitled to vote. As a result, your vote is extremely important. We urge you to mark, sign, date, and return the enclosed GOLD proxy card to vote FOR the election of each Nominee and FOR the Bylaw Amendments.

WE URGE  YOU NOT TO SIGN  ANY  PROXY  CARD  SENT TO YOU BY  BIOGEN.  IF YOU HAVE
ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, EXECUTING A VOTE VIA INTERNET OR TELEPHONE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.


     If you have any questions or require any assistance in executing your proxy, please call:

                                 Georgeson Inc.
                   Stockholders call toll-free: (800) 377-9583
                 Banks and Brokers call collect: (212) 440-9800

     Only holders of record of Biogen's voting securities as of the close of business on __________, 2008 (the "Record Date") are entitled to notice of, and to attend and to vote at, the Annual Meeting and any adjournments or postponements thereof. According to the proxy statement of Biogen filed with the Securities and Exchange Commission ("Biogen's Proxy Statement"), as of the Record Date, there were outstanding ____________ shares of Common Stock. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock of Biogen held on the Record Date.

     As of the Record Date, the Participants  and their affiliates  beneficially owned an aggregate of _________ shares of Common Stock, representing approximately ____% of the outstanding shares of Common Stock. The Participants and their affiliates intend to vote such shares FOR the election of the Nominees and FOR the Bylaw Amendments.

VOTE FOR THE NOMINEES AND FOR THE BYLAW AMENDMENTS BY USING THE ENCLOSED GOLD PROXY TO VOTE TODAY - BY TELEPHONE, BY INTERNET, OR BY MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU.

PARTICIPANTS IN SOLICITATION OF PROXIES

     In addition to the Nominees (who are Dr. Alexander J. Denner, Dr. Anne B. Young and Professor Richard C. Mulligan), the participants in the solicitation of proxies (the "Participants") from stockholders of Biogen Idec Inc. ("Biogen" or the "Corporation") include the following: Mr. Carl C. Icahn, Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Partners Master Fund LP, a Cayman Islands limited partnership ("Icahn Master"), Icahn Partners Master Fund II LP, a Cayman Islands limited partnership ("Icahn Master II"), Icahn Partners Master Fund III LP, a Cayman Islands limited partnership ("Icahn Master III"), High River Limited Partnership, a Delaware limited partnership ("High River"), Barberry Corp., a Delaware corporation ("Barberry"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Beckton Corp., a Delaware corporation ("Beckton"), Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), IPH GP LLC, a Delaware limited liability company ("IPH"), Icahn Capital LP, a Delaware limited partnership ("Icahn Capital"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), Mr. Vincent J. Intrieri, Mr. Keith A. Meister and Mr. David Schechter.

     The address of Icahn Partners, High River, Barberry, Hopper, Icahn Enterprises GP, Icahn Enterprises Holdings, Beckton, IPH, Icahn Capital, Icahn Onshore and Icahn Offshore is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. The address of Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. Mr. Icahn's, Dr. Denner's, Mr. Intrieri's, Mr. Meister's and Mr. Schechter's business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153. Dr. Young's business address is Neurology Service, 720 Wang Building, Massachusetts General Hospital, 55 Fruit Street, Boston, MA 02114. Professor Mulligan's business address is Harvard Gene Therapy Initiative, Harvard Institutes of Medicine, Suite 407, 4 Blackfan Circle, Boston, MA 02115.

     Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River (collectively, the "Icahn Parties") are entities controlled by Mr. Icahn. Messrs. Denner, Meister, Intrieri and Schechter are employees and/or officers and directors of the Icahn Parties and various other entities controlled by Mr. Icahn who may also participate in soliciting proxies from Biogen Stockholders. Messrs. Denner, Intrieri, Meister and Schechter do not own beneficially any interest in securities of Biogen, and will not receive any special compensation in connection with such solicitation. In connection with their employment by Mr. Icahn and his affiliated companies, Messrs. Denner, Meister, Intrieri and Schechter, among other employees, each has a participatory interest in the profits and fees derived by Mr. Icahn and/or his affiliated entities from Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III (collectively, the "Funds"). Because only a portion of such profit interests are distributed and because of their other investments in the Funds, each of Messrs. Denner, Meister and Intrieri also has capital accounts in the Funds. Generally, in the aggregate: (i) Mr. Meister's profit interests and capital accounts in the Funds entitle him to less than 2% of the profits generated by the Funds; (ii) Mr. Intrieri's profit interests and capital accounts in the Funds entitle him to less than 2% of the profits generated by the Funds; (iii) Mr. Schechter's profit interests in the Funds entitle him to less than 1% of the profits generated by the Funds; and (iv) Dr. Denner's profit interests and capital accounts in the Funds entitle him to less than 2% of the profits generated by the Funds.

     Each of Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River is principally engaged in the business of investing in securities.

     Annex A attached hereto sets forth, as to the Nominees and the other Participants, all transactions in securities of Biogen effected during the past two years and their beneficial ownership of securities of Biogen.

     With respect to each Participant (including the Nominees), except as set forth herein or in any of the Annexes attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Biogen, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Participant nor any of such Participant's associates have any arrangement or understanding with any person with respect to (A) any future employment by Biogen or its affiliates or (B) any future transactions to which Biogen or any of its affiliates will or may be a party.



PROPOSAL 1 -- ELECTION OF DIRECTORS


     On January 24, 2008 the Icahn Parties delivered a letter to Biogen, notifying Biogen that the Icahn Parties nominate and will seek to elect at the Annual Meeting - Dr. Alexander J. Denner, Dr. Anne B. Young and Professor Richard C. Mulligan as members of the board of directors of Biogen. The Nominees, if elected, would serve a three-year term and hold office until the 2011 annual meeting of Stockholders and until a successor has been duly elected and qualified. Background information about each of the Nominees is set forth below.


     According to Biogen's Proxy Statement, the Board of Directors of Biogen (the "Board") intend to nominate four candidates for election as directors at the Annual Meeting. This proxy statement is soliciting proxies to elect not only Dr. Denner, Dr. Young and Professor Mulligan, but also the Biogen nominee other than Mr. Cecil B. Pickett, Ms. Lynn Schenk and Mr. Stelios Papadopoulos. This gives stockholders who wish to vote for Dr. Denner, Dr. Young and Professor Mulligan and such other person the ability to do so. Under applicable proxy rules we are required either to solicit proxies only for Dr. Denner, Dr. Young and Professor Mulligan, which could result in limiting the ability of Stockholders to fully exercise their voting rights with respect to Biogen's nominees, or to solicit for Dr. Denner, Dr. Young and Professor Mulligan and for fewer than all of Biogen's nominees, which enables a Stockholder who desires to vote for Dr. Denner, Dr. Young and Professor Mulligan to also vote for the Biogen nominee for whom we are soliciting proxies. Mr. Icahn notes that, subject to the Stockholders approval of the Bylaw Amendments, if Dr. Denner, Dr. Young and Professor Mulligan are elected, and if a majority of the Board members thereafter determines that it would be desirable that Mr. Cecil B. Pickett, Ms. Lynn Schenk and Mr. Stelios Papadopoulos serve as Board members, the Board could permit that result by increasing the size of the Board and adding Mr. Cecil B. Pickett, Ms. Lynn Schenk and Mr. Stelios Papadopoulos as additional members.


     Dr. Anne B. Young and Professor Richard C. Mulligan are each party to an agreement substantially in the form attached hereto as Annex B, pursuant to which the Icahn Parties have agreed to pay certain fees to each such Nominee and to indemnify each such Nominee with respect to certain costs incurred by each such Nominee in connection with the proxy contest relating to the Annual Meeting (the "Nominee Agreement"). Except as disclosed in this Proxy Statement, including the Annexes attached hereto and as provided in the Nominee Agreement (which, among other things, provides for a payment to each of Dr. Young and Professor Mulligan of $25,000), none of the Nominees receive any compensation from any of the Participants or any of their affiliates in connection with this proxy solicitation. Dr. Young and Professor Mulligan have an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement relating to such Nominee. Dr. Denner has an interest in the election of directors at the Annual Meeting indirectly through his capital accounts and other investments in the Funds.


     The Nominees would not be barred from being considered independent under the independence requirements of The NASDAQ Stock Market, Inc. and the independence standards applicable to Biogen under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.


     Other than as disclosed in this Proxy Statement, including the Annexes attached hereto, (i) the Nominees are not, nor were they within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Biogen, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) none of the Nominees nor any of their respective associates have any arrangement or understanding with any person with respect to (A) any future employment by Biogen or its affiliates or (B) any future transactions to which Biogen or any of its affiliates will or may be a party.

DR. ALEXANDER J. DENNER


     Dr. Alexander J. Denner, 38, serves as a Managing Director of entities affiliated with Carl C. Icahn, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III. Dr. Denner has served in this position since August 2006. Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III are private investment funds. From April 2005 to May 2006, Dr. Denner served as a portfolio manager specializing in healthcare investments for Viking Global
Investors. Previously he served in a variety of roles at Morgan Stanley, beginning in 1996, including as portfolio manager of healthcare and biotechnology mutual funds. Since September 2006, Dr. Denner has served as a director of ImClone Systems Incorporated, a publicly traded biopharmaceutical company and has served as the chairman of the executive committee of ImClone. In addition, Dr. Denner has served as a director of Adventrx Pharmaceuticals Inc., a publicly traded biopharmaceutical company since October 2006. Dr. Denner currently serves as a director of HyperMed, Inc., a privately held company specializing in imaging platforms for medical and surgical applications. Dr. Denner received his S.B. degree from the Massachusetts Institute of Technology and his M.S., M.Phil. and Ph.D. degrees from Yale University.


DR. ANNE B. YOUNG


     Dr. Young, 60, Julieanne Dorn Professor of Neurology at Harvard Medical School and the Chief, Neurology Service at Massachusetts General Hospital, is a researcher and clinician whose work has concentrated on neurotransmitter systems in the basal ganglia and their role in Huntington's, Alzheimer's and Parkinson's diseases. Dr. Young holds membership in both the Institute of Medicine and the American Academy of Arts and Sciences. Dr. Young was inducted as a Fellow in the Royal Academy of Physicians in London in 2005. Dr. Young is a Phi Beta Kappa, summa cum laude graduate of Vassar College who completed her medical studies at Johns Hopkins in 1973. She received a Ph.D. in Pharmacology from Johns Hopkins in 1974, and then completed residency training in neurology at the University of California, San Francisco. After residency, she joined the neurology faculty at the University of Michigan where she advanced to Professor in 1985. In 1991, she was recruited to the Massachusetts General Hospital as Chief of the Neurology Service and Julieanne Dorn Professor of Neurology at Harvard Medical School.


     Dr. Young provided some of the first evidence that glutamic acid is a neurotransmitter. Subsequently, she and her colleagues identified glutamate as a transmitter of corticostriatal and corticospinal tracts. Her laboratory first described techniques to measure subtypes of glutamate receptors autoradiographically and went on to demonstrate receptor alterations in Huntington's and Alzheimer's disease. Dr. Young's current research work includes elucidating cellular and systems mechanisms underlying the pathophysiology of neurodegenerative diseases such as Huntington's disease, Alzheimer's disease and Parkinson's disease. In an effort to help develop therapeutic targets for human disorders of movement, she is conducting studies on the vulnerability of neurons to excitotoxic injury and the selective expression of glutamate receptors in these neurons. Recently, she has discovered that transgenic animals expressing exon 1 of the huntingtin protein (Huntington's disease is caused by a mutation of the gene encoding this protein) have markedly altered receptors that may play a central role in the neuronal degeneration of Huntington's disease. Her studies suggest that mutant huntingtin may alter receptor expression selectively when it accumulates in the nucleus. Altered receptor expression occurs early and may contribute to selective cell death.

     Dr. Young serves on the editorial board of numerous biomedical journals and she has been the recipient of many awards and honors for her work. She is a member of the Scientific Advisory Boards of several voluntary organizations. She is the past President of the American Neurological Association and the Society for Neuroscience.

PROFESSOR RICHARD C. MULLIGAN

     Professor Mulligan, 53, is the Mallinckrodt Professor of Genetics at Harvard Medical School, and Director of the Harvard Gene Therapy Initiative. Professor Mulligan received his B.S. degree from the Massachusetts Institute of Technology, and his Ph.D. from the Department of Biochemistry at Stanford University School of Medicine. After receiving postdoctoral training at the Center for Cancer Research at MIT, Professor Mulligan joined the MIT faculty and subsequently was appointed Professor of Molecular Biology and Member of the Whitehead Institute for Biomedical Research before moving to Children's Hospital and Harvard in 1996. His honors include the MacArthur Foundation Prize, the Rhodes Memorial Award of the American Association for Cancer Research, the ASMB-Amgen Award, and the Nagai Foundation International Prize. Professor Mulligan has been associated with a number of biotechnology companies, including Somatix Therapy Corporation (as founder and member of the Scientific Advisory Board and Board of Directors, and Chief Scientific Officer), Cell Genesys (as member of the Scientific Advisory Board) and ImClone, where he served on the Scientific Advisory Board and has been a Director and member of the Executive Committee since September 2006. He has also served on the National Institutes of Health's Recombinant DNA Advisory Committee and on the U.S. Food and Drug Administration Biological Response Modifiers Advisory Committee.


WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF DR. ALEXANDER J. DENNER, DR. ANNE B. YOUNG AND PROFESSOR RICHARD C. MULLIGAN BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION OF DR. ALEXANDER J. DENNER, DR. ANNE B. YOUNG, PROFESSOR RICHARD C. MULLIGAN AND THE BIOGEN NOMINEE OTHER THAN MR. CECIL B. PICKETT, MS. LYNN SCHENK AND MR. STELIO PAPADOPOULOS.


PROPOSAL 2 -- BYLAW AMENDMENTS

     Biogen's ByLaws provide for a three-class classified board, the size of which may be expanded by a vote of the Board. In order to provide the Stockholders with the ability to elect a majority of Stockholder nominated directors following the 2009 annual meeting, the Participants will seek to amend the ByLaws to fix the number of directors at twelve. For example, if the Stockholders elect Dr. Alexander J. Denner, Dr. Anne B. Young and Professor Richard C. Mulligan to the Board at the 2008 Annual Meeting, and in 2009, a Stockholder nominates, and the Stockholders elect, four director nominees at the 2009 annual meeting, then the Board would include seven Stockholder nominated directors. If the Bylaw Amendments are adopted by the Stockholders at the 2008 Annual Meeting and the Board is fixed at 12 directors, then those seven Stockholder nominated directors elected over the course of two annual meetings would constitute a majority of the Board. However, because the current Bylaws allow the Board to expand the size of the Board, if the Bylaw Amendments are not adopted at the 2008 Annual Meeting and the Board decides to expand the size of the Board (despite the possibility that such a decision to expand the size of the Board could constitute a breach of fiduciary duty under applicable law), then those seven Stockholder nominated directors would merely constitute a minority of the Board. As such, the Participants will seek to amend the Bylaws:


     o to replace the first sentence of Section 3.1 of the Bylaws, which reads:

               "The number of directors that shall constitute the entire Board initially shall be twelve (12); provided, however, that the number of directors that shall constitute the entire Board shall be fixed from time to time by resolution adopted by a majority of the entire Board,"

               in its entirety with the following sentence:

               "The number of directors that shall constitute the entire Board shall be twelve (12)."

     o to delete, in its entirety, the first sentence of Section 3.2 of the Bylaws which reads:

               "The number of members of the Board may be increased at any time as provided in Section 3.1 above."

     o to delete, in their entirety, the words "and newly created directorships resulting from any increase in the authorized number of directors", appearing in the second sentence of Section 3.2 of the Bylaws which reads, in its entirety:

               "Sole power to fill vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be vested in the Board, and each director so chosen shall hold office until the next annual election at which the term of the class to which they have been elected expires and until such director's successor is duly elected and qualified or until such director's earlier resignation, removal from office, death or incapacity."


WE STRONGLY URGE YOU TO VOTE FOR THE BYLAW AMENDMENTS BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE GOLD PROXY CARD FOR THE BYLAW AMENDMENTS.




OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

     According to Biogen's Proxy Statement, Biogen is soliciting proxies with respect to three proposals other than the election of directors and the Bylaw Amendments. Please refer to Biogen's Proxy Statement for a detailed discussion of these proposals, including various arguments in favor of and against such proposals. These proposals are outlined below. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES REPRESENTED BY YOUR GOLD PROXY CARD (I) FOR PROPOSAL 3 BELOW, AND (II) AGAINST PROPOSALS 4 AND 5 BELOW.


PROPOSAL  3 --  RATIFICATION  OF  SELECTION  OF  INDEPENDENT  REGISTERED  PUBLIC
                ACCOUNTING FIRM

     At the Annual Meeting, the Stockholders will be asked to vote to ratify the selection of PricewaterhouseCoopers LLP as Biogen's independent registered public accounting firm. Biogen's Board of Directors recommended a vote for this proposal. The Participants intend to vote, and recommend that you vote, for this proposal.


PROPOSAL 4 -- APPROVAL OF BIOGEN'S 2008 OMNIBUS EQUITY PLAN

     At the Annual Meeting, the Stockholders will be asked to vote to approve Biogen's 2008 Omnibus Equity Plan that will provide stock-based compensation to Biogen's employees. Biogen's Board of Directors recommended a vote for this proposal. The Participants intend to vote, and recommend that you vote, against this proposal.


PROPOSAL 5 -- APPROVAL OF BIOGEN'S 2008  PERFORMANCE-BASED  MANAGEMENT INCENTIVE
              PLAN

     At the Annual Meeting, the Stockholders will be asked to vote to approve Biogen's 2008 Performance-Based Management Incentive Plan that will provide a cash incentive program for certain members of management. Biogen's Board of Directors recommended a vote for this proposal. The Participants intend to vote, and recommend that you vote, against this proposal.



OTHER PROPOSALS

     The Participants and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.


VOTING PROCEDURES


     According to Biogen's Proxy Statement, the Bylaws and applicable law, holders of shares of Biogen's Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.

     According to Biogen's Proxy Statement, the Bylaws and applicable law, directors are elected by a plurality of the votes cast by the holders of Biogen's Common Stock at a meeting at which a quorum is present. Plurality means that the individuals who receive the largest number of votes cast are elected as directors up to the maximum number of directors to be chosen at the meeting. Consequently, any shares not voted (whether by abstention, broker nonvote or otherwise) have no impact in the election of directors. A quorum is a majority of the Shares issued and outstanding and entitled to vote, present in person or represented by proxy at the Annual Meeting. The Shares represented by a proxy marked "withhold" or "abstain" will be considered present at the Annual Meeting for purposes of determining a quorum.

     According to Biogen's Proxy Statement, the Bylaws and applicable law, amendments to the Bylaws are effected by the affirmative vote of a majority of the Shares issued and outstanding and entitled to vote thereon. An affirmative vote means that a vote must be cast in favor of the Bylaw Amendments. Consequently, any shares not voted (whether by abstention, broker nonvoter or otherwise) would have the effect of a vote AGAINST the Bylaw Amendments. As of the Record Date, there were ___________ Shares issued and outstanding. As a result, in order to amend the Bylaws, at least _______ Shares must be affirmatively voted in FAVOR of the Bylaw Amendments.

     According to Biogen's Proxy Statement, the Bylaws and applicable law, the affirmative vote of a majority of Shares present in person or represented by proxy at the Annual Meeting and entitled to vote thereon are required to (i) ratify the selection of the independent registered accounting firm, (ii) approve Biogen's 2008 Omnibus Equity Plan and (iii) approve Biogen's 2008 Performance-Based Management Incentive Plan.


     As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:

     1. Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting;

     2. Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record. If you submit your vote by Internet, you may incur costs associated with electronic access, such as usage charges from Internet access providers and telephone companies;

     3. Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record; or

     4. Vote in person by attending the Annual Meeting. Written ballots will be distributed to Stockholders who wish to vote in person at the Annual Meeting. If you hold your Shares through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

     To submit a proxy with voting instructions by telephone please call the telephone number listed on the GOLD proxy card. Proxies may also be submitted over the Internet. Please refer to the GOLD proxy card for the website information. In each case Stockholders will be required to provide the unique control number which has been printed on each Stockholder's GOLD proxy card. In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those Stockholders submitting proxies by telephone, or at the designated website for those Stockholders submitting proxies over the Internet. Stockholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an email address for confirmation that their vote by Internet was successfully submitted.


     Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the Shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED (I) FOR DR. ALEXANDER J. DENNER FOR DIRECTOR; (II) FOR DR. ANNE B. YOUNG FOR DIRECTOR; (III) FOR PROFESSOR RICHARD C. MULLIGAN FOR DIRECTOR; (IV) FOR THE PERSON WHO HAS BEEN NOMINATED BY BIOGEN TO SERVE AS DIRECTOR, OTHER THAN MR. CECIL B. PICKETT, MS. LYNN SCHENK AND MR. STELIOS PAPADOPOULOS; (V) FOR THE BYLAW AMENDMENTS; (VI) FOR THE RATIFICATION OF SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; (VII) AGAINST BIOGEN'S 2008 OMNIBUS EQUITY PLAN; (VIII) AGAINST BIOGEN'S 2008 PERFORMANCE-BASED MANAGEMENT INCENTIVE PLAN; AND (IX) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.


     If you have any questions or require any assistance in executing your proxy, please call:

                                 Georgeson Inc.
                   Stockholders call toll-free: (800) 377-9583
                 Banks and Brokers call collect: (212) 440-9800


PROXY PROCEDURES

IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED
POSTAGE-PREPAID ENVELOPE OR USE THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET.

     The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

     Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares on the GOLD proxy card, even if you sell such shares after the Record Date.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.


REVOCATION OF PROXIES

     Any Stockholders of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

     o submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any White proxy cards which you may have submitted to Biogen;

     o instructing the Icahn Parties by telephone or via the Internet as to how you would like your shares voted (instructions are on your GOLD proxy card);

     o attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

     o delivering written notice of revocation either to the Icahn Parties c/o Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, or the Corporate Secretary of Biogen.

     Although a revocation is effective if delivered to Biogen, the Icahn Parties request that either the original or a copy of any revocation be mailed to the Icahn Parties c/o Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, so that the Icahn Parties will be aware of all revocations.

IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO BIOGEN, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD,
(2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED WITH RESPECT TO THE GOLD PROXY CARD, (3) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE ICAHN PARTIES OR TO THE CORPORATE SECRETARY OF THE COMPANY.


COST AND METHOD OF SOLICITATION

     Solicitation of proxies shall be made by Messrs. Icahn, Denner, Meister, Intrieri and Schechter.

     The Icahn Parties have retained Georgeson Inc. ("Georgeson") to conduct the solicitation, for which Georgeson is to receive a fee not to exceed $350,000, plus reimbursement for its reasonable out-of-pocket expenses. The Icahn Parties have agreed to indemnify Georgeson against certain liabilities and expenses, including certain liabilities under the federal securities laws. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to Georgeson pursuant to the foregoing provisions, we have been informed, that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that Georgeson will employ approximately 60 persons to solicit proxies from Biogen Stockholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is approximately $___ to date, and is estimated to be $____ in total.

     The Icahn Parties intend to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that any of the Nominees are elected to the Board of Directors of Biogen, but do not intend to submit the issue of reimbursement to a vote of security holders.


ADDITIONAL INFORMATION


     Certain information regarding the securities of Biogen held by Biogen's directors, management and 5% Stockholders is contained in Biogen's Proxy
Statement. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders of Biogen must be received by Biogen for inclusion in Biogen's Proxy Statement and form of proxy for that meeting is also contained in Biogen's Proxy Statement. This information is expected to be contained in Biogen's public filings. The Participants take no responsibility for the accuracy or completeness of such information contained in Biogen's public filings.

Date: May __, 2008


                                               CARL C. ICAHN
                                               ALEXANDER J. DENNER
                                               ANNE B. YOUNG
                                               RICHARD C. MULLIGAN
                                               VINCENT J. INTRIERI
                                               KEITH A. MEISTER
                                               DAVID S. SCHECHTER
                                               ICAHN PARTNERS LP
                                               ICAHN PARTNERS MASTER FUND LP
                                               ICAHN PARTNERS MASTER FUND II LP
                                               ICAHN PARTNERS MASTER FUND III LP
                                               HIGH RIVER LIMITED PARTNERSHIP
                                               BARBERRY CORP.
                                               HOPPER INVESTMENTS LLC
                                               ICAHN OFFSHORE LP
                                               ICAHN ONSHORE LP
                                               ICAHN CAPITAL LP
                                               IPH GP LLC
                                               ICAHN ENTERPRISES HOLDINGS L.P.
                                               ICAHN ENTERPRISES G.P. INC.
                                               BECKTON CORP.

                                                                         ANNEX A

                  BENEFICIAL OWNERSHIP OF SECURITIES OF BIOGEN

BENEFICIAL OWNERSHIP OF SECURITIES OF BIOGEN AS OF THE CLOSE OF BUSINESS ON MAY 1, 2008:



(1) TITLE OF        (2) NAME OF           (3) BENEFICIAL          (4) PERCENT OF
    CLASS (1)           BENEFICIAL            OWNERSHIP               CLASS (3)
                        OWNER(2)
--------------------------------------------------------------------------------
Common Stock,           High River            2,487,181                 0.85%
par value $0.0005
per share
--------------------------------------------------------------------------------
Common Stock,           Icahn Partners        3,736,220                 1.28%
par value $0.0005
per share
--------------------------------------------------------------------------------
Common Stock,           Icahn Master          4,323,051                 1.48%
par value $0.0005
per share
--------------------------------------------------------------------------------
Common Stock,           Icahn Master II       1,370,107                 0.47%
par value $0.0005
per share
--------------------------------------------------------------------------------
Common Stock,           Icahn Master III        519,345                 0.18%
par value $0.0005
per share
--------------------------------------------------------------------------------
                        TOTAL                12,435,904                 4.24%

_______________________
(1) Please note that the Icahn Parties also purchased certain call options on Shares as described on Attachment 1 to this Annex A and wrote certain put options on Shares as described on Attachment 2 to this Annex A. All such call options were exercised on August 24, 2007. All such put options expired on August 24, 2007.

(2) Please note that each Record Holder listed in this table is, as of the close of business on May 1, 2008, the direct beneficial owner of the Shares set forth under the heading "(3) Beneficial Ownership" and that indirect beneficial ownership of Shares is described below in the text of this Annex A under the heading "Description of Beneficial Ownership."

(3) Please note that percentages of ownership set forth in this column were calculated based on the number of Shares stated to be outstanding as of April 17, 2008, as reported in Biogen's Form 10-Q for the quarter ended March 31, 2008.

                           INFORMATION ABOUT MR. ICAHN

     Mr. Icahn has an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of securities, as described below.

     Carl C. Icahn, 72, has served as chairman of the board and a director of Starfire Holding Corporation, a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Since August 2007, through his position as Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P., and certain related entities, Mr. Icahn's principal occupation is managing private investment funds, including Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP. Prior to August 2007, Mr. Icahn conducted this occupation through his entities CCI Onshore Corp. and CCI Offshore Corp. since September 2004. Since November 1990, Mr. Icahn has been chairman of the board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises L.P. Icahn Enterprises L.P. is a diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion. Mr. Icahn was chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. Mr. Icahn has served as chairman of the board and as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, since 1994. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, the owner and operator of the Stratosphere Hotel and Casino in Las Vegas, which until February 2008, was a subsidiary of Icahn Enterprises L.P. From September 2000 to February 2007, Mr. Icahn served as the chairman of the board of GB Holdings, Inc., which owned an interest in Atlantic Coast Holdings, Inc., the owner and operator of The Sands casino in Atlantic City until November 2006. Mr. Icahn has been chairman of the board and a director of XO Holdings, Inc., a telecommunications services provider, since February 2006 and of its predecessor from January 2003 to February 2006. Mr. Icahn has served as a Director of Cadus Corporation, a company engaged in the ownership and licensing of yeast-based drug discovery technologies since July 1993. In May 2005, Mr. Icahn became a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment. In October 2005, Mr. Icahn became a director of WestPoint
International, Inc., a manufacturer of bed and bath home fashion products. In September 2006, Mr. Icahn became a director of ImClone Systems Incorporated, a biopharmaceutical company, and since October 2006 has been the chairman of the board of ImClone Systems. In August 2007, Mr. Icahn became a director of WCI Communities, Inc., a homebuilding company, and since September 2007 has been the chairman of the board of WCI. In December 2007, Mr. Icahn became a director of Federal-Mogul Corporation, a supplier of automotive products, and since January 2008 has been the chairman of the board of Federal-Mogul. In April, 2008, Mr. Icahn became a director of Motricity, Inc., a company that provides mobile content services and solutions. Mr. Icahn received his B.A. from Princeton University.


                              BENEFICIAL OWNERSHIP

     Barberry Corp., a Delaware corporation ("Barberry"), is the sole member of Hopper Investments LLC, a Delaware limited liability company ("Hopper"), which is the general partner of High River. Beckton Corp., a Delaware corporation ("Beckton") is the sole stockholder of Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), which is the general partner of Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"). Icahn Enterprises Holdings is the sole member of IPH GP LLC, a Delaware limited liability company ("IPH"), which is the general partner of Icahn Capital LP, a Delaware limited partnership ("Icahn Capital"). Icahn Capital is the general partner of each of Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"). Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III (collectively, the "Icahn Parties").


     The Icahn Parties and Carl C. Icahn are deemed to beneficially own, in the aggregate, 12,435,904 Shares, representing approximately 4.24% of Biogen's outstanding Shares (based upon the 293,022,045 Shares stated to be outstanding as of April 17, 2008 by Biogen in Biogen's Form 10-Q filed for the quarter ended March 31, 2008.)


     High River has sole voting power and sole dispositive power with regard to 2,487,181 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,736,220 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 4,323,051 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,370,107 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 519,345 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, are deemed to beneficially own the Shares which High River directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, are deemed to beneficially own the Shares which Icahn Partners directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III, are deemed to beneficially own the Shares which Icahn Master, Icahn Master II and Icahn Master III directly beneficially own.


                             TWO YEAR SUMMARY TABLE

The following table indicates the date of each purchase and sale of Shares, as well as the exercise of call options, by the Icahn Parties within the past two years, and the number of shares in each such purchase, sale, or call option exercise.


NAME                          DATE                  SHARES PURCHASED/SOLD AND
                                                    CALL OPTIONS EXERCISED (4)
--------------------------------------------------------------------------------
                                   HIGH RIVER
--------------------------------------------------------------------------------
High River                April 27, 2007                     30,000
--------------------------------------------------------------------------------
High River                April 30, 2007                     25,000
--------------------------------------------------------------------------------
High River                   May 1, 2007                     19,200
--------------------------------------------------------------------------------
High River                   May 2, 2007                     31,300
--------------------------------------------------------------------------------
High River                   May 3, 2007                     30,000
--------------------------------------------------------------------------------
High River                   May 4, 2007                     20,000
--------------------------------------------------------------------------------
High River                   May 7, 2007                         20
--------------------------------------------------------------------------------
High River                   May 8, 2007                      6,934
--------------------------------------------------------------------------------
High River                  May 10, 2007                    120,000
--------------------------------------------------------------------------------
High River                  May 11, 2007                     20,000
--------------------------------------------------------------------------------
High River                  May 14, 2007                     50,000
--------------------------------------------------------------------------------
High River                  May 15, 2007                     40,000
--------------------------------------------------------------------------------
High River                  May 16, 2007                     20,000
--------------------------------------------------------------------------------
High River                  May 17, 2007                     30,000
--------------------------------------------------------------------------------
High River                  May 18, 2007                     20,000
--------------------------------------------------------------------------------
High River                  May 21, 2007                     10,000
--------------------------------------------------------------------------------
High River                  May 22, 2007                     17,149
--------------------------------------------------------------------------------
High River                  May 24, 2007                    106,000
--------------------------------------------------------------------------------
High River                  May 25, 2007                     56,286
--------------------------------------------------------------------------------
High River                  May 29, 2007                     43,111
--------------------------------------------------------------------------------
High River               August 24, 2007                    941,470 *
--------------------------------------------------------------------------------
High River               August 24, 2007                    943,952 **
--------------------------------------------------------------------------------
High River             September 6, 2007                   (147,100)
--------------------------------------------------------------------------------
High River             September 7, 2007                    (55,240)
--------------------------------------------------------------------------------
High River            September 10, 2007                     (2,098)
--------------------------------------------------------------------------------
High River            September 25, 2007                   (109,000)
--------------------------------------------------------------------------------
High River            September 26, 2007                    (60,530)
--------------------------------------------------------------------------------
High River              October 16, 2007                    (64,020)
--------------------------------------------------------------------------------
High River              October 16, 2007                    (67,046)
--------------------------------------------------------------------------------
High River             December 13, 2007                    500,000
--------------------------------------------------------------------------------
High River             December 13, 2007                     59,793
--------------------------------------------------------------------------------
High River             December 18, 2007                   (113,660)
--------------------------------------------------------------------------------
High River             December 19, 2007                   (107,207)
--------------------------------------------------------------------------------
High River             December 19, 2007                    (46,133)
--------------------------------------------------------------------------------
High River             December 20, 2007                   (160,000)
--------------------------------------------------------------------------------
High River             December 21, 2007                   (124,000)
--------------------------------------------------------------------------------
High River             December 24, 2007                   (108,793)
--------------------------------------------------------------------------------
High River             December 24, 2007                    (11,207)
--------------------------------------------------------------------------------
High River              January 24, 2008                     33,000
--------------------------------------------------------------------------------
High River              January 25, 2008                    390,000
--------------------------------------------------------------------------------
                                 ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners            April 27, 2007                     38,293
--------------------------------------------------------------------------------
Icahn Partners            April 30, 2007                     31,911
--------------------------------------------------------------------------------
Icahn Partners               May 1, 2007                     24,186
--------------------------------------------------------------------------------
Icahn Partners               May 2, 2007                     39,817
--------------------------------------------------------------------------------
Icahn Partners               May 3, 2007                     38,165
--------------------------------------------------------------------------------
Icahn Partners               May 4, 2007                     25,442
--------------------------------------------------------------------------------
Icahn Partners               May 7, 2007                         26
--------------------------------------------------------------------------------
Icahn Partners               May 8, 2007                      8,820
--------------------------------------------------------------------------------
Icahn Partners              May 10, 2007                    152,654
--------------------------------------------------------------------------------
Icahn Partners              May 11, 2007                     25,442
--------------------------------------------------------------------------------
Icahn Partners              May 14, 2007                     63,606
--------------------------------------------------------------------------------
Icahn Partners              May 15, 2007                     50,885
--------------------------------------------------------------------------------
Icahn Partners              May 16, 2007                     25,443
--------------------------------------------------------------------------------
Icahn Partners              May 17, 2007                     38,163
--------------------------------------------------------------------------------
Icahn Partners              May 18, 2007                     25,443
--------------------------------------------------------------------------------
Icahn Partners              May 21, 2007                     12,721
--------------------------------------------------------------------------------
Icahn Partners              May 22, 2007                     21,815
--------------------------------------------------------------------------------
Icahn Partners              May 24, 2007                    134,930
--------------------------------------------------------------------------------
Icahn Partners              May 25, 2007                     71,611
--------------------------------------------------------------------------------
Icahn Partners              May 29, 2007                     54,848
--------------------------------------------------------------------------------
Icahn Partners           August 24, 2007                  1,214,776 *
--------------------------------------------------------------------------------
Icahn Partners           August 24, 2007                  1,218,780 **
--------------------------------------------------------------------------------
Icahn Partners         September 7, 2007                    (54,463)
--------------------------------------------------------------------------------
Icahn Partners        September 10, 2007                     (2,878)
--------------------------------------------------------------------------------
Icahn Partners        September 25, 2007                   (149,338)
--------------------------------------------------------------------------------
Icahn Partners        September 26, 2007                    (83,068)
--------------------------------------------------------------------------------
Icahn Partners          October 16, 2007                    (22,510)
--------------------------------------------------------------------------------
Icahn Partners         December 13, 2007                    754,630
--------------------------------------------------------------------------------
Icahn Partners         December 13, 2007                    367,948
--------------------------------------------------------------------------------
Icahn Partners         December 18, 2007                   (171,544)
--------------------------------------------------------------------------------
Icahn Partners         December 19, 2007                   (196,404)
--------------------------------------------------------------------------------
Icahn Partners         December 19, 2007                   ( 35,027)
--------------------------------------------------------------------------------
Icahn Partners         December 20, 2007                   (241,481)
--------------------------------------------------------------------------------
Icahn Partners         December 21, 2007                   (187,148)
--------------------------------------------------------------------------------
Icahn Partners         December 24, 2007                   (181,111)
--------------------------------------------------------------------------------
Icahn Partners          January 24, 2008                     34,982
--------------------------------------------------------------------------------
Icahn Partners          January 25, 2008                    585,855
--------------------------------------------------------------------------------
                                  ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master              April 27, 2007                     55,094
--------------------------------------------------------------------------------
Icahn Master              April 30, 2007                     45,911
--------------------------------------------------------------------------------
Icahn Master                 May 1, 2007                     36,875
--------------------------------------------------------------------------------
Icahn Master                 May 2, 2007                     58,162
--------------------------------------------------------------------------------
Icahn Master                 May 3, 2007                     55,738
--------------------------------------------------------------------------------
Icahn Master                 May 4, 2007                     37,163
--------------------------------------------------------------------------------
Icahn Master                 May 7, 2007                         38
--------------------------------------------------------------------------------
Icahn Master                 May 8, 2007                     12,883
--------------------------------------------------------------------------------
Icahn Master                May 10, 2007                    222,979
--------------------------------------------------------------------------------
Icahn Master                May 11, 2007                     37,163
--------------------------------------------------------------------------------
Icahn Master                May 14, 2007                     92,908
--------------------------------------------------------------------------------
Icahn Master                May 15, 2007                     74,327
--------------------------------------------------------------------------------
Icahn Master                May 16, 2007                     37,163
--------------------------------------------------------------------------------
Icahn Master                May 17, 2007                     55,744
--------------------------------------------------------------------------------
Icahn Master                May 18, 2007                     37,164
--------------------------------------------------------------------------------
Icahn Master                May 21, 2007                     18,581
--------------------------------------------------------------------------------
Icahn Master                May 22, 2007                     31,866
--------------------------------------------------------------------------------
Icahn Master                May 24, 2007                    196,907
--------------------------------------------------------------------------------
Icahn Master                May 25, 2007                    104,585
--------------------------------------------------------------------------------
Icahn Master                May 29, 2007                     80,102
--------------------------------------------------------------------------------
Icahn Master             August 24, 2007                  1,747,975 *
--------------------------------------------------------------------------------
Icahn Master             August 24, 2007                  1,776,777 **
--------------------------------------------------------------------------------
Icahn Master           September 6, 2007                   (405,705)
--------------------------------------------------------------------------------
Icahn Master           September 7, 2007                   (114,462)
--------------------------------------------------------------------------------
Icahn Master          September 10, 2007                     (3,789)
--------------------------------------------------------------------------------
Icahn Master          September 25, 2007                   (197,537)
--------------------------------------------------------------------------------
Icahn Master          September 26, 2007                   (109,329)
--------------------------------------------------------------------------------
Icahn Master            October 16, 2007                   (170,708)
--------------------------------------------------------------------------------
Icahn Master            October 16, 2007                   (169,108)
--------------------------------------------------------------------------------
Icahn Master           December 13, 2007                    862,247
--------------------------------------------------------------------------------
Icahn Master           December 13, 2007                    209,093
--------------------------------------------------------------------------------
Icahn Master           December 18, 2007                   (196,006)
--------------------------------------------------------------------------------
Icahn Master           December 19, 2007                    (13,087)
--------------------------------------------------------------------------------
Icahn Master           December 19, 2007                   (251,347)
--------------------------------------------------------------------------------
Icahn Master           December 20, 2007                   (275,919)
--------------------------------------------------------------------------------
Icahn Master           December 21, 2007                   (213,838)
--------------------------------------------------------------------------------
Icahn Master           December 24, 2007                   (121,143)
--------------------------------------------------------------------------------
Icahn Master           December 24, 2007                    (80,102)
--------------------------------------------------------------------------------
Icahn Master           December 24, 2007                     (5,694)
--------------------------------------------------------------------------------
Icahn Master            January 24, 2008                     85,509
--------------------------------------------------------------------------------
Icahn Master            January 25, 2008                    677,871
--------------------------------------------------------------------------------
                                 ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II           April 27, 2007                     19,109
--------------------------------------------------------------------------------
Icahn Master II           April 30, 2007                     15,923
--------------------------------------------------------------------------------
Icahn Master II              May 1, 2007                     11,656
--------------------------------------------------------------------------------
Icahn Master II              May 2, 2007                     19,693
--------------------------------------------------------------------------------
Icahn Master II              May 3, 2007                     18,876
--------------------------------------------------------------------------------
Icahn Master II              May 4, 2007                     12,584
--------------------------------------------------------------------------------
Icahn Master II              May 7, 2007                         12
--------------------------------------------------------------------------------
Icahn Master II              May 8, 2007                      4,363
--------------------------------------------------------------------------------
Icahn Master II             May 10, 2007                     75,504
--------------------------------------------------------------------------------
Icahn Master II             May 11, 2007                     12,584
--------------------------------------------------------------------------------
Icahn Master II             May 14, 2007                     31,461
--------------------------------------------------------------------------------
Icahn Master II             May 15, 2007                     25,167
--------------------------------------------------------------------------------
Icahn Master II             May 16, 2007                     12,585
--------------------------------------------------------------------------------
Icahn Master II             May 17, 2007                     18,876
--------------------------------------------------------------------------------
Icahn Master II             May 18, 2007                     12,584
--------------------------------------------------------------------------------
Icahn Master II             May 21, 2007                      6,292
--------------------------------------------------------------------------------
Icahn Master II             May 22, 2007                     10,790
--------------------------------------------------------------------------------
Icahn Master II             May 24, 2007                     66,766
--------------------------------------------------------------------------------
Icahn Master II             May 25, 2007                     35,422
--------------------------------------------------------------------------------
Icahn Master II             May 29, 2007                     27,131
--------------------------------------------------------------------------------
Icahn Master II          August 24, 2007                    583,382 *
--------------------------------------------------------------------------------
Icahn Master II          August 24, 2007                    566,437 **
--------------------------------------------------------------------------------
Icahn Master II        September 6, 2007                   (132,473)
--------------------------------------------------------------------------------
Icahn Master II        September 7, 2007                    (37,752)
--------------------------------------------------------------------------------
Icahn Master II       September 10, 2007                     (1,250)
--------------------------------------------------------------------------------
Icahn Master II       September 25, 2007                    (64,548)
--------------------------------------------------------------------------------
Icahn Master II       September 26, 2007                    (36,077)
--------------------------------------------------------------------------------
Icahn Master II         October 16, 2007                    (62,115)
--------------------------------------------------------------------------------
Icahn Master II         October 16, 2007                    (55,546)
--------------------------------------------------------------------------------
Icahn Master II        December 13, 2007                    277,956
--------------------------------------------------------------------------------
Icahn Master II        December 13, 2007                     45,129
--------------------------------------------------------------------------------
Icahn Master II        December 18, 2007                    (18,055)
--------------------------------------------------------------------------------
Icahn Master II        December 18, 2007                    (45,129)
--------------------------------------------------------------------------------
Icahn Master II        December 19, 2007                    (85,243)
--------------------------------------------------------------------------------
Icahn Master II        December 20, 2007                    (88,947)
--------------------------------------------------------------------------------
Icahn Master II        December 21, 2007                    (68,933)
--------------------------------------------------------------------------------
Icahn Master II        December 24, 2007                    (16,778)
--------------------------------------------------------------------------------
Icahn Master II        December 24, 2007                    (27,131)
--------------------------------------------------------------------------------
Icahn Master II        December 24, 2007                    (22,801)
--------------------------------------------------------------------------------
Icahn Master II         January 24, 2008                      7,764
--------------------------------------------------------------------------------
Icahn Master II         January 25, 2008                    214,839
--------------------------------------------------------------------------------
                                ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III          April 27, 2007                      7,504
--------------------------------------------------------------------------------
Icahn Master III          April 30, 2007                      6,255
--------------------------------------------------------------------------------
Icahn Master III             May 1, 2007                      4,083
--------------------------------------------------------------------------------
Icahn Master III             May 2, 2007                      7,528
--------------------------------------------------------------------------------
Icahn Master III             May 3, 2007                      7,221
--------------------------------------------------------------------------------
Icahn Master III             May 4, 2007                      4,811
--------------------------------------------------------------------------------
Icahn Master III             May 7, 2007                          4
--------------------------------------------------------------------------------
Icahn Master III             May 8, 2007                      1,668
--------------------------------------------------------------------------------
Icahn Master III            May 10, 2007                     28,863
--------------------------------------------------------------------------------
Icahn Master III            May 11, 2007                      4,811
--------------------------------------------------------------------------------
Icahn Master III            May 14, 2007                     12,025
--------------------------------------------------------------------------------
Icahn Master III            May 15, 2007                      9,621
--------------------------------------------------------------------------------
Icahn Master III            May 16, 2007                      4,809
--------------------------------------------------------------------------------
Icahn Master III            May 17, 2007                      7,217
--------------------------------------------------------------------------------
Icahn Master III            May 18, 2007                      4,809
--------------------------------------------------------------------------------
Icahn Master III            May 21, 2007                      2,406
--------------------------------------------------------------------------------
Icahn Master III            May 22, 2007                      4,125
--------------------------------------------------------------------------------
Icahn Master III            May 24, 2007                     25,397
--------------------------------------------------------------------------------
Icahn Master III            May 25, 2007                     13,529
--------------------------------------------------------------------------------
Icahn Master III            May 29, 2007                     10,362
--------------------------------------------------------------------------------
Icahn Master III         August 24, 2007                    219,750 *
--------------------------------------------------------------------------------
Icahn Master III         August 24, 2007                    213,810 **
--------------------------------------------------------------------------------
Icahn Master III       September 6, 2007                    (50,222)
--------------------------------------------------------------------------------
Icahn Master III       September 7, 2007                    (14,283)
--------------------------------------------------------------------------------
Icahn Master III      September 10, 2007                       (473)
--------------------------------------------------------------------------------
Icahn Master III      September 25, 2007                    (24,577)
--------------------------------------------------------------------------------
Icahn Master III      September 26, 2007                    (13,647)
--------------------------------------------------------------------------------
Icahn Master III        October 16, 2007                    (23,257)
--------------------------------------------------------------------------------
Icahn Master III        October 16, 2007                    (21,021)
--------------------------------------------------------------------------------
Icahn Master III       December 13, 2007                    105,167
--------------------------------------------------------------------------------
Icahn Master III       December 13, 2007                     17,002
--------------------------------------------------------------------------------
Icahn Master III       December 18, 2007                     (6,904)
--------------------------------------------------------------------------------
Icahn Master III       December 18, 2007                    (17,002)
--------------------------------------------------------------------------------
Icahn Master III       December 19, 2007                    (32,252)
--------------------------------------------------------------------------------
Icahn Master III       December 20, 2007                    (33,653)
--------------------------------------------------------------------------------
Icahn Master III       December 21, 2007                    (26,081)
--------------------------------------------------------------------------------
Icahn Master III       December 24, 2007                     (6,277)
--------------------------------------------------------------------------------
Icahn Master III       December 24, 2007                    (10,362)
--------------------------------------------------------------------------------
Icahn Master III       December 24, 2007                     (8,601)
--------------------------------------------------------------------------------
Icahn Master III        January 24, 2008                      3,745
--------------------------------------------------------------------------------
Icahn Master III        January 25, 2008                     81,435
--------------------------------------------------------------------------------

_______________________
(4)  Sales of Shares in this column are indicated by the use of a parenthetical.

* These amounts consist of Shares obtained by the respective Icahn Party as a result of an exercise by such party of its call options written by Merrill Lynch International, which had a strike price of $35.50 and an expiration date of November 26, 2008 (which options were purchased by the Icahn Parties as described on Attachment 1 to this Annex A), and the dates set forth in the table above with respect to such Shares are the dates on which such options were exercised.

** These amounts consist of Shares obtained by the respective Icahn Party as a result of an exercise by such party of its call options written by UBS AG, which had a strike price of $31.50 and an expiration date of November 26, 2008 (which options were purchased by the Icahn Parties as described on Attachment 1 to this Annex A), and the dates set forth in the table above with respect to such Shares are the dates on which such options were exercised.


Part of the purchase price of Shares purchased by High River was obtained through margin borrowing. Shares purchased by High River are maintained in a margin account that includes positions in securities in addition to the Shares. The indebtedness of the margin account as of April 30, 2008 was approximately $1.16 billion.

                                                         ATTACHMENT 1 TO ANNEX A

Call options purchased by the Icahn Parties, which were written by UBS AG and have a $31.50 strike price, expiration date of November 26, 2008, and are further described in the chart set forth below. On August 24, 2007, the Icahn
Parties exercised all of the call options described in the chart below and thereby acquired the Shares covered by such options.


NAME                       DATE            NUMBER OF SHARES          OPTION
                                           SUBJECT TO OPTION         PREMIUM ($)

--------------------------------------------------------------------------------
                                   HIGH RIVER
--------------------------------------------------------------------------------
High River             May 29, 2007             50,000               872,885.00
--------------------------------------------------------------------------------
High River             May 31, 2007             85,760             1,772,050.30
--------------------------------------------------------------------------------
High River             June 1, 2007             74,000             1,532,014.60
--------------------------------------------------------------------------------
High River             June 4, 2007             40,000               822,144.00
--------------------------------------------------------------------------------
High River             June 8, 2007             81,151             1,619,295.17
--------------------------------------------------------------------------------
High River            June 11, 2007             20,000               399,928.00
--------------------------------------------------------------------------------
High River            June 12, 2007             27,765               543,258.32
--------------------------------------------------------------------------------
High River            June 13, 2007             54,976             1,088,150.96
--------------------------------------------------------------------------------
High River            June 14, 2007             40,000               796,540.00
--------------------------------------------------------------------------------
High River            June 27, 2007             43,600               936,092.00
--------------------------------------------------------------------------------
High River            June 28, 2007            100,000             2,203,950.00
--------------------------------------------------------------------------------
High River            June 29, 2007            100,000             2,203,370.00
--------------------------------------------------------------------------------
High River             July 2, 2007             53,100             1,164,259.98
--------------------------------------------------------------------------------
High River             July 9, 2007             25,400               587,283.56
--------------------------------------------------------------------------------
High River            July 10, 2007             11,200               258,709.92
--------------------------------------------------------------------------------
High River            July 16, 2007             50,000             1,197,000.00
--------------------------------------------------------------------------------
High River            July 17, 2007             87,000             2,058,367.80
--------------------------------------------------------------------------------
                                 ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners         May 29, 2007             63,614             1,110,554.13
--------------------------------------------------------------------------------
Icahn Partners         May 31, 2007            109,109             2,254,508.36
--------------------------------------------------------------------------------
Icahn Partners         June 1, 2007             97,229             2,012,922.26
--------------------------------------------------------------------------------
Icahn Partners         June 4, 2007             50,954             1,047,288.13
--------------------------------------------------------------------------------
Icahn Partners         June 8, 2007            103,652             2,068,282.37
--------------------------------------------------------------------------------
Icahn Partners        June 11, 2007             25,514               510,188.15
--------------------------------------------------------------------------------
Icahn Partners        June 12, 2007             35,420               693,038.35
--------------------------------------------------------------------------------
Icahn Partners        June 13, 2007             70,134             1,388,176.29
--------------------------------------------------------------------------------
Icahn Partners        June 14, 2007             51,030             1,016,185.91
--------------------------------------------------------------------------------
Icahn Partners        June 27, 2007             55,631             1,194,397.57
--------------------------------------------------------------------------------
Icahn Partners        June 28, 2007            127,574             2,811,667.17
--------------------------------------------------------------------------------
Icahn Partners        June 29, 2007            127,574             2,810,927.24
--------------------------------------------------------------------------------
Icahn Partners         July 2, 2007             64,783             1,420,419.10
--------------------------------------------------------------------------------
Icahn Partners         July 9, 2007             46,401             1,072,856.08
--------------------------------------------------------------------------------
Icahn Partners        July 10, 2007             14,370               331,934.07
--------------------------------------------------------------------------------
Icahn Partners        July 16, 2007             64,157             1,535,918.58
--------------------------------------------------------------------------------
Icahn Partners        July 17, 2007            111,634             2,641,193.46
--------------------------------------------------------------------------------
                                  ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master           May 29, 2007             92,903             1,621,872.70
--------------------------------------------------------------------------------
Icahn Master           May 31, 2007            159,347             3,292,571.13
--------------------------------------------------------------------------------
Icahn Master           June 1, 2007            152,205             3,151,084.89
--------------------------------------------------------------------------------
Icahn Master           June 4, 2007             75,113             1,543,842.56
--------------------------------------------------------------------------------
Icahn Master           June 8, 2007            152,235             3,037,712.41
--------------------------------------------------------------------------------
Icahn Master          June 11, 2007             37,492               749,705.03
--------------------------------------------------------------------------------
Icahn Master          June 12, 2007             52,047             1,018,367.22
--------------------------------------------------------------------------------
Icahn Master          June 13, 2007            103,056             2,039,808.02
--------------------------------------------------------------------------------
Icahn Master          June 14, 2007             74,984             1,493,193.88
--------------------------------------------------------------------------------
Icahn Master          June 27, 2007             81,792             1,756,074.24
--------------------------------------------------------------------------------
Icahn Master          June 28, 2007            187,463             4,131,590.79
--------------------------------------------------------------------------------
Icahn Master          June 29, 2007            187,464             4,130,525.54
--------------------------------------------------------------------------------
Icahn Master           July 2, 2007            110,439             2,421,463.43
--------------------------------------------------------------------------------
Icahn Master           July 9, 2007             32,806               758,520.65
--------------------------------------------------------------------------------
Icahn Master          July 10, 2007             20,966               484,295.73
--------------------------------------------------------------------------------
Icahn Master          July 16, 2007             93,601             2,240,807.94
--------------------------------------------------------------------------------
Icahn Master          July 17, 2007            162,864             3,853,264.52
--------------------------------------------------------------------------------
                                 ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II        May 29, 2007             31,465               549,306.53
--------------------------------------------------------------------------------
Icahn Master II        May 31, 2007             53,972             1,115,218.04
--------------------------------------------------------------------------------
Icahn Master II        June 1, 2007             34,144               706,879.82
--------------------------------------------------------------------------------
Icahn Master II        June 4, 2007             24,577               505,145.83
--------------------------------------------------------------------------------
Icahn Master II        June 8, 2007             49,762               992,955.92
--------------------------------------------------------------------------------
Icahn Master II       June 11, 2007             12,308               246,115.69
--------------------------------------------------------------------------------
Icahn Master II       June 12, 2007             17,085               334,290.24
--------------------------------------------------------------------------------
Icahn Master II       June 13, 2007             33,830               669,603.96
--------------------------------------------------------------------------------
Icahn Master II       June 14, 2007             24,614               490,150.89
--------------------------------------------------------------------------------
Icahn Master II       June 27, 2007             26,772               574,794.84
--------------------------------------------------------------------------------
Icahn Master II       June 28, 2007             61,531             1,356,112.47
--------------------------------------------------------------------------------
Icahn Master II       June 29, 2007             61,530             1,355,733.56
--------------------------------------------------------------------------------
Icahn Master II        July 2, 2007             27,772               608,923.32
--------------------------------------------------------------------------------
Icahn Master II        July 9, 2007             16,307               377,040.67
--------------------------------------------------------------------------------
Icahn Master II       July 10, 2007              6,860               158,459.83
--------------------------------------------------------------------------------
Icahn Master II       July 16, 2007             30,623               733,114.62
--------------------------------------------------------------------------------
Icahn Master II       July 17, 2007             53,285             1,260,691.13
--------------------------------------------------------------------------------
                                ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III       May 29, 2007             12,018               209,806.64
--------------------------------------------------------------------------------
Icahn Master III       May 31, 2007             20,612               425,903.69
--------------------------------------------------------------------------------
Icahn Master III       June 1, 2007             12,422               257,171.42
--------------------------------------------------------------------------------
Icahn Master III       June 4, 2007              9,356               192,299.48
--------------------------------------------------------------------------------
Icahn Master III       June 8, 2007             18,953               378,190.06
--------------------------------------------------------------------------------
Icahn Master III      June 11, 2007              4,686                93,703.13
--------------------------------------------------------------------------------
Icahn Master III      June 12, 2007              6,507               127,317.91
--------------------------------------------------------------------------------
Icahn Master III      June 13, 2007             12,883               254,995.80
--------------------------------------------------------------------------------
Icahn Master III      June 14, 2007              9,372               186,629.32
--------------------------------------------------------------------------------
Icahn Master III      June 27, 2007             10,205               219,101.35
--------------------------------------------------------------------------------
Icahn Master III      June 28, 2007             23,432               516,429.56
--------------------------------------------------------------------------------
Icahn Master III      June 29, 2007             23,432               516,293.66
--------------------------------------------------------------------------------
Icahn Master III       July 2, 2007              9,406               206,234.07
--------------------------------------------------------------------------------
Icahn Master III       July 9, 2007              6,086               140,716.84
--------------------------------------------------------------------------------
Icahn Master III      July 10, 2007              2,604                60,150.06
--------------------------------------------------------------------------------
Icahn Master III      July 16, 2007             11,619               278,158.86
--------------------------------------------------------------------------------
Icahn Master III      July 17, 2007             20,217               478,322.09
--------------------------------------------------------------------------------

Call options purchased by the Icahn Parties, which were written by Merrill Lynch International and have a $35.50 strike price, expiration date of November 26, 2008, and are further described in the chart set forth below. On August 24, 2007, the Icahn Parties exercised all of the call options described in the chart below and thereby acquired the Shares covered by such options.


NAME                       DATE            NUMBER OF SHARES          OPTION
                                           SUBJECT TO OPTION         PREMIUM ($)

--------------------------------------------------------------------------------
                                   HIGH RIVER
--------------------------------------------------------------------------------
High River            July 10, 2007            102,929             1,965,665.99
--------------------------------------------------------------------------------
High River            July 11, 2007             30,536               582,388.70
--------------------------------------------------------------------------------
High River            July 12, 2007             57,192             1,100,545.66
--------------------------------------------------------------------------------
High River            July 18, 2007            200,000             3,795,760.00
--------------------------------------------------------------------------------
High River            July 19, 2007            159,233             3,082,320.95
--------------------------------------------------------------------------------
High River            July 20, 2007             71,580             1,377,929.32
--------------------------------------------------------------------------------
High River            July 23, 2007            120,000             2,290,056.00
--------------------------------------------------------------------------------
High River            July 31, 2007             94,969             1,978,356.22
--------------------------------------------------------------------------------
High River           August 1, 2007            105,031             2,213,633.36
--------------------------------------------------------------------------------
                                 ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners        July 10, 2007            132,074             2,522,256.80
--------------------------------------------------------------------------------
Icahn Partners        July 11, 2007             39,181               747,267.87
--------------------------------------------------------------------------------
Icahn Partners        July 12, 2007             73,385             1,412,147.56
--------------------------------------------------------------------------------
Icahn Partners        July 18, 2007            256,627             4,870,472.51
--------------------------------------------------------------------------------
Icahn Partners        July 19, 2007            204,318             3,955,044.82
--------------------------------------------------------------------------------
Icahn Partners        July 20, 2007             91,847             1,768,073.12
--------------------------------------------------------------------------------
Icahn Partners        July 23, 2007            153,977             2,938,466.27
--------------------------------------------------------------------------------
Icahn Partners        July 31, 2007            121,987             2,541,184.39
--------------------------------------------------------------------------------
Icahn Partners       August 1, 2007            141,380             2,979,724.88
--------------------------------------------------------------------------------
                                  ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master          July 10, 2007            192,685             3,679,763.25
--------------------------------------------------------------------------------
Icahn Master          July 11, 2007             57,163             1,090,224.17
--------------------------------------------------------------------------------
Icahn Master          July 12, 2007            107,064             2,060,232.55
--------------------------------------------------------------------------------
Icahn Master          July 18, 2007            374,402             7,105,700.68
--------------------------------------------------------------------------------
Icahn Master          July 19, 2007            298,086             5,770,140.13
--------------------------------------------------------------------------------
Icahn Master          July 20, 2007            133,999             2,579,507.55
--------------------------------------------------------------------------------
Icahn Master          July 23, 2007            224,640             4,286,984.83
--------------------------------------------------------------------------------
Icahn Master          July 31, 2007            177,800             3,703,858.48
--------------------------------------------------------------------------------
Icahn Master         August 1, 2007            182,136             3,838,698.34
--------------------------------------------------------------------------------
                                 ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II       July 10, 2007             63,042             1,203,931.99
--------------------------------------------------------------------------------
Icahn Master II       July 11, 2007             18,702               356,688.28
--------------------------------------------------------------------------------
Icahn Master II       July 12, 2007             35,029               674,063.05
--------------------------------------------------------------------------------
Icahn Master II       July 18, 2007            122,495             2,324,808.11
--------------------------------------------------------------------------------
Icahn Master II       July 19, 2007             97,526             1,887,840.04
--------------------------------------------------------------------------------
Icahn Master II       July 20, 2007             43,842               843,967.27
--------------------------------------------------------------------------------
Icahn Master II       July 23, 2007             73,498             1,402,621.13
--------------------------------------------------------------------------------
Icahn Master II       July 31, 2007             58,078             1,209,857.66
--------------------------------------------------------------------------------
Icahn Master II      August 1, 2007             71,170             1,499,978.92
--------------------------------------------------------------------------------
                                ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III      July 10, 2007             23,917               456,750.12
--------------------------------------------------------------------------------
Icahn Master III      July 11, 2007              7,097               135,355.40
--------------------------------------------------------------------------------
Icahn Master III      July 12, 2007             13,290               255,739.47
--------------------------------------------------------------------------------
Icahn Master III      July 18, 2007             46,476               882,058.71
--------------------------------------------------------------------------------
Icahn Master III      July 19, 2007             37,004               716,297.53
--------------------------------------------------------------------------------
Icahn Master III      July 20, 2007             16,632               320,169.33
--------------------------------------------------------------------------------
Icahn Master III      July 23, 2007             27,885               532,151.76
--------------------------------------------------------------------------------
Icahn Master III      July 31, 2007             22,013               458,566.01
--------------------------------------------------------------------------------
Icahn Master III     August 1, 2007             25,436               536,089.14
--------------------------------------------------------------------------------

                                                         ATTACHMENT 2 TO ANNEX A

Put options purchased by the Icahn Parties, which were written by UBS AG and had a $31.50 strike price, expiration date of November 26, 2008, and provided for cash settlement only and for exercise only at expiration are further described in the chart set forth below. All of the put options described below terminated on August 24, 2007.


NAME                       DATE            NUMBER OF SHARES          OPTION
                                           SUBJECT TO OPTION         PREMIUM ($)
--------------------------------------------------------------------------------
                                   HIGH RIVER
--------------------------------------------------------------------------------
High River             May 29, 2007             50,000                   500.00
--------------------------------------------------------------------------------
High River             May 31, 2007             85,760                   857.60
--------------------------------------------------------------------------------
High River             June 1, 2007             74,000                   740.00
--------------------------------------------------------------------------------
High River             June 4, 2007             40,000                   400.00
--------------------------------------------------------------------------------
High River             June 8, 2007             81,151                   811.51
--------------------------------------------------------------------------------
High River            June 11, 2007             20,000                   200.00
--------------------------------------------------------------------------------
High River            June 12, 2007             27,765                   277.65
--------------------------------------------------------------------------------
High River            June 13, 2007             54,976                   549.76
--------------------------------------------------------------------------------
High River            June 14, 2007             40,000                   400.00
--------------------------------------------------------------------------------
High River            June 27, 2007             43,600                   436.00
--------------------------------------------------------------------------------
High River            June 28, 2007            100,000                 1,000.00
--------------------------------------------------------------------------------
High River            June 29, 2007            100,000                 1,000.00
--------------------------------------------------------------------------------
High River             July 2, 2007             53,100                   531.00
--------------------------------------------------------------------------------
High River             July 9, 2007             25,400                   254.00
--------------------------------------------------------------------------------
High River            July 10, 2007             11,200                   112.00
--------------------------------------------------------------------------------
High River            July 16, 2007             50,000                   500.00
--------------------------------------------------------------------------------
High River            July 17, 2007             87,000                   870.00
--------------------------------------------------------------------------------
                                 ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners         May 29, 2007             63,614                   636.14
--------------------------------------------------------------------------------
Icahn Partners         May 31, 2007            109,109                 1,091.09
--------------------------------------------------------------------------------
Icahn Partners         June 1, 2007             97,229                   972.29
--------------------------------------------------------------------------------
Icahn Partners         June 4, 2007             50,954                   509.54
--------------------------------------------------------------------------------
Icahn Partners         June 8, 2007            103,652                 1,036.52
--------------------------------------------------------------------------------
Icahn Partners        June 11, 2007             25,514                   255.14
--------------------------------------------------------------------------------
Icahn Partners        June 12, 2007             35,420                   354.20
--------------------------------------------------------------------------------
Icahn Partners        June 13, 2007             70,134                   701.34
--------------------------------------------------------------------------------
Icahn Partners        June 14, 2007             51,030                   510.30
--------------------------------------------------------------------------------
Icahn Partners        June 27, 2007             55,631                   556.31
--------------------------------------------------------------------------------
Icahn Partners        June 28, 2007            127,574                 1,275.74
--------------------------------------------------------------------------------
Icahn Partners        June 29, 2007            127,574                 1,275.74
--------------------------------------------------------------------------------
Icahn Partners         July 2, 2007             64,783                   647.83
--------------------------------------------------------------------------------
Icahn Partners         July 9, 2007             46,401                   464.01
--------------------------------------------------------------------------------
Icahn Partners        July 10, 2007             14,370                   143.70
--------------------------------------------------------------------------------
Icahn Partners        July 16, 2007             64,157                   641.57
--------------------------------------------------------------------------------
Icahn Partners        July 17, 2007            111,634                 1,116.34
--------------------------------------------------------------------------------
                                  ICAHN MASTER
--------------------------------------------------------------------------------
 Icahn Master          May 29, 2007             92,903                   929.03
--------------------------------------------------------------------------------
Icahn Master           May 31, 2007            159,347                 1,593.47
--------------------------------------------------------------------------------
Icahn Master           June 1, 2007            152,205                 1,522.05
--------------------------------------------------------------------------------
Icahn Master           June 4, 2007             75,113                   751.13
--------------------------------------------------------------------------------
Icahn Master           June 8, 2007            152,235                 1,522.35
--------------------------------------------------------------------------------
Icahn Master          June 11, 2007             37,492                   374.92
--------------------------------------------------------------------------------
Icahn Master          June 12, 2007             52,047                   520.47
--------------------------------------------------------------------------------
Icahn Master          June 13, 2007            103,056                 1,030.56
--------------------------------------------------------------------------------
Icahn Master          June 14, 2007             74,984                   749.84
--------------------------------------------------------------------------------
Icahn Master          June 27, 2007             81,792                   817.92
--------------------------------------------------------------------------------
Icahn Master          June 28, 2007            187,463                 1,874.63
--------------------------------------------------------------------------------
Icahn Master          June 29, 2007            187,464                 1,874.64
--------------------------------------------------------------------------------
Icahn Master           July 2, 2007            110,439                 1,104.39
--------------------------------------------------------------------------------
Icahn Master           July 9, 2007             32,806                   328.06
--------------------------------------------------------------------------------
Icahn Master          July 10, 2007             20,966                   209.66
--------------------------------------------------------------------------------
Icahn Master          July 16, 2007             93,601                   936.01
--------------------------------------------------------------------------------
Icahn Master          July 17, 2007            162,864                 1,628.64
--------------------------------------------------------------------------------
                                 ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II        May 29, 2007             31,465                   314.65
--------------------------------------------------------------------------------
Icahn Master II        May 31, 2007             53,972                   539.72
--------------------------------------------------------------------------------
Icahn Master II        June 1, 2007             34,144                   341.44
--------------------------------------------------------------------------------
Icahn Master II        June 4, 2007             24,577                   245.77
--------------------------------------------------------------------------------
Icahn Master II        June 8, 2007             49,762                   497.62
--------------------------------------------------------------------------------
Icahn Master II       June 11, 2007             12,308                   123.08
--------------------------------------------------------------------------------
Icahn Master II       June 12, 2007             17,085                   170.85
--------------------------------------------------------------------------------
Icahn Master II       June 13, 2007             33,830                   338.30
--------------------------------------------------------------------------------
Icahn Master II       June 14, 2007             24,614                   246.14
--------------------------------------------------------------------------------
Icahn Master II       June 27, 2007             26,772                   267.72
--------------------------------------------------------------------------------
Icahn Master II       June 28, 2007             61,531                   615.31
--------------------------------------------------------------------------------
Icahn Master II       June 29, 2007             61,530                   615.30
--------------------------------------------------------------------------------
Icahn Master II        July 2, 2007             27,772                   277.72
--------------------------------------------------------------------------------
Icahn Master II        July 9, 2007             16,307                   163.07
--------------------------------------------------------------------------------
Icahn Master II       July 10, 2007              6,860                    68.60
--------------------------------------------------------------------------------
Icahn Master II       July 16, 2007             30,623                   306.23
--------------------------------------------------------------------------------
Icahn Master II       July 17, 2007             53,285                   532.85
--------------------------------------------------------------------------------
                                ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III       May 29, 2007             12,018                   120.18
--------------------------------------------------------------------------------
Icahn Master III       May 31, 2007             20,612                   206.12
--------------------------------------------------------------------------------
Icahn Master III       June 1, 2007             12,422                   124.22
--------------------------------------------------------------------------------
Icahn Master III       June 4, 2007              9,356                    93.56
--------------------------------------------------------------------------------
Icahn Master III       June 8, 2007             18,953                   189.53
--------------------------------------------------------------------------------
Icahn Master III      June 11, 2007              4,686                    46.86
--------------------------------------------------------------------------------
Icahn Master III      June 12, 2007              6,507                    65.07
--------------------------------------------------------------------------------
Icahn Master III      June 13, 2007             12,883                   128.83
--------------------------------------------------------------------------------
Icahn Master III      June 14, 2007              9,372                    93.72
--------------------------------------------------------------------------------
Icahn Master III      June 27, 2007             10,205                   102.05
--------------------------------------------------------------------------------
Icahn Master III      June 28, 2007             23,432                   234.32
--------------------------------------------------------------------------------
Icahn Master III      June 29, 2007             23,432                   234.32
--------------------------------------------------------------------------------
Icahn Master III       July 2, 2007              9,406                    94.06
--------------------------------------------------------------------------------
Icahn Master III       July 9, 2007              6,086                    60.86
--------------------------------------------------------------------------------
Icahn Master III      July 10, 2007              2,604                    26.04
--------------------------------------------------------------------------------
Icahn Master III      July 16, 2007             11,619                   116.19
--------------------------------------------------------------------------------
Icahn Master III      July 17, 2007             20,217                   202.17
--------------------------------------------------------------------------------

Put options purchased by the Icahn Parties, which were written by Merrill Lynch International and had a $35.50 strike price, expiration date of November 26, 2008, and provided for cash settlement only and for exercise only at expiration are further described in the chart set forth below. All of the put options described below terminated on August 24, 2007.


NAME                       DATE            NUMBER OF SHARES          OPTION
                                           SUBJECT TO OPTION         PREMIUM ($)
--------------------------------------------------------------------------------
                                   HIGH RIVER
--------------------------------------------------------------------------------
High River            July 10, 2007            102,929                 1,029.29
--------------------------------------------------------------------------------
High River            July 11, 2007             30,536                   305.36
--------------------------------------------------------------------------------
High River            July 12, 2007             57,192                   571.92
--------------------------------------------------------------------------------
High River            July 18, 2007            200,000                 2,000.00
--------------------------------------------------------------------------------
High River            July 19, 2007            159,233                 1,592.33
--------------------------------------------------------------------------------
High River            July 20, 2007             71,580                   715.80
--------------------------------------------------------------------------------
High River            July 23, 2007            120,000                 1,200.00
--------------------------------------------------------------------------------
High River            July 31, 2007             94,969                   949.69
--------------------------------------------------------------------------------
High River           August 1, 2007            105,031                 1,050.31
--------------------------------------------------------------------------------
                                 ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners        July 10, 2007            132,074                 1,320.74
--------------------------------------------------------------------------------
Icahn Partners        July 11, 2007             39,181                   391.81
--------------------------------------------------------------------------------
Icahn Partners        July 12, 2007             73,385                   733.85
--------------------------------------------------------------------------------
Icahn Partners        July 18, 2007            256,627                 2,566.27
--------------------------------------------------------------------------------
Icahn Partners        July 19, 2007            204,318                 2,043.18
--------------------------------------------------------------------------------
Icahn Partners        July 20, 2007             91,847                   918.47
--------------------------------------------------------------------------------
Icahn Partners        July 23, 2007            153,977                 1,539.77
--------------------------------------------------------------------------------
Icahn Partners        July 31, 2007            121,987                 1,219.87
--------------------------------------------------------------------------------
Icahn Partners       August 1, 2007            141,380                 1,413.80
--------------------------------------------------------------------------------
                                  ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master          July 10, 2007            192,685                 1,926.85
--------------------------------------------------------------------------------
Icahn Master          July 11, 2007             57,163                   571.63
--------------------------------------------------------------------------------
Icahn Master          July 12, 2007            107,064                 1,070.64
--------------------------------------------------------------------------------
Icahn Master          July 18, 2007            374,402                 3,744.02
--------------------------------------------------------------------------------
Icahn Master          July 19, 2007            298,086                 2,980.86
--------------------------------------------------------------------------------
Icahn Master          July 20, 2007            133,999                 1,339.99
--------------------------------------------------------------------------------
Icahn Master          July 23, 2007            224,640                 2,246.40
--------------------------------------------------------------------------------
Icahn Master          July 31, 2007            177,800                 1,778.00
--------------------------------------------------------------------------------
Icahn Master         August 1, 2007            182,136                 1,821.36
--------------------------------------------------------------------------------
                                 ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II       July 10, 2007             63,042                   630.42
--------------------------------------------------------------------------------
Icahn Master II       July 11, 2007             18,702                   187.02
--------------------------------------------------------------------------------
Icahn Master II       July 12, 2007             35,029                   350.29
--------------------------------------------------------------------------------
Icahn Master II       July 18, 2007            122,495                 1,224.95
--------------------------------------------------------------------------------
Icahn Master II       July 19, 2007             97,526                   975.26
--------------------------------------------------------------------------------
Icahn Master II       July 20, 2007             43,842                   438.42
--------------------------------------------------------------------------------
Icahn Master II       July 23, 2007             73,498                   734.98
--------------------------------------------------------------------------------
Icahn Master II       July 31, 2007             58,078                   580.78
--------------------------------------------------------------------------------
Icahn Master II      August 1, 2007             71,170                   711.70
--------------------------------------------------------------------------------
                                ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III      July 10, 2007             23,917                   239.17
--------------------------------------------------------------------------------
Icahn Master III      July 11, 2007              7,097                    70.97
--------------------------------------------------------------------------------
Icahn Master III      July 12, 2007             13,290                   132.90
--------------------------------------------------------------------------------
Icahn Master III      July 18, 2007             46,476                   464.76
--------------------------------------------------------------------------------
Icahn Master III      July 19, 2007             37,004                   370.04
--------------------------------------------------------------------------------
Icahn Master III      July 20, 2007             16,632                   166.32
--------------------------------------------------------------------------------
Icahn Master III      July 23, 2007             27,885                   278.85
--------------------------------------------------------------------------------
Icahn Master III      July 31, 2007             22,013                   220.13
--------------------------------------------------------------------------------
Icahn Master III     August 1, 2007             25,436                   254.36
--------------------------------------------------------------------------------

                                                                         ANNEX B

                            FORM OF NOMINEE AGREEMENT

                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                        ICAHN PARTNERS MASTER FUND III LP
                         HIGH RIVER LIMITED PARTNERSHIP

                                                            January 24, 2008


[NAME OF NOMINEE]

Dear  ___________:

     This will confirm our understanding as follows:

     You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") to stand for election as directors of Biogen Idec Inc.. ("Biogen") in connection with a proxy contest with management of Biogen in respect of the election of directors of Biogen at the 2008 Annual Meeting of Stockholders of Biogen (the "Annual Meeting"), expected to be held in the Spring of 2008, or a special meeting of stockholders of Biogen called for a similar purpose (the "Proxy Contest").

     Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP and High River Limited Partnership (collectively, "Icahn"), agree to pay the costs of the Proxy Contest.

     In addition, upon our filing of a preliminary proxy statement with the SEC, which indicates that Icahn intends to nominate you for election at the Annual Meeting, you will be paid $25,000 by Icahn.

     You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek election. In that connection, you are being supplied with a questionnaire in which you will provide Icahn with information necessary for Icahn to make appropriate disclosure both to Biogen and for use in creating the proxy material to be sent to stockholders of Biogen and to be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to Andrew Langham, Counsel, Icahn Enterprises LP, 767 Fifth Avenue, Suite 4700, New York, NY 10153,
Tel: (212) 702-4382, Fax: (212) 688-1158,  Email:  alangham@sfire.com,  and (ii)
your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the attached instrument directed to Biogen informing Biogen that you consent to being nominated by Icahn for election as a director of Biogen and, if elected, consent to serving as a director of Biogen. Upon being notified that we have chosen you, we may forward that consent and your completed questionnaire (or summaries thereof) to Biogen.

     Icahn hereby agrees that, so long as you actually serve on the Slate, Icahn will defend, indemnify and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Biogen on the Slate (a "Proceeding") or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case, the advancement to you of all reasonable attorneys' costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that Icahn determines to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, Icahn is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to Biogen's Board of Directors or for any actions taken by you as a director of Biogen, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify Icahn in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, Icahn shall be entitled to control your defense with counsel chosen by Icahn. Icahn shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, Icahn may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

     Each of us recognizes that should you be elected to the Board of Directors of Biogen all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of Biogen and, as a result, that there is, and can be, no agreement between you and Icahn which governs the decisions which you will make as a director of Biogen.

     Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us. Very truly yours,

                                 ICAHN PARTNERS LP


                                 By: __________________________
                                     Name: Keith Meister
                                     Title: Authorized Signatory


                                 ICAHN PARTNERS MASTER FUND LP


                                 By: __________________________
                                     Name: Keith Meister
                                     Title: Authorized Signatory


                                 ICAHN PARTNERS MASTER FUND II LP


                                 By: __________________________
                                     Name: Keith Meister
                                     Title: Authorized Signatory

                                 ICAHN PARTNERS MASTER FUND III LP


                                 By: __________________________
                                     Name: Keith Meister
                                     Title: Authorized Signatory

                                 HIGH RIVER LIMITED PARTNERSHIP
                                 By: Hopper Investments LLC, its general partner
                                 By: Barberry Corp., its sole member


                                 By: __________________________
                                     Name: Keith Cozza
                                     Title: Treasurer and Secretary



Agreed to and Accepted as
of the date first above written:


--------------------------------
Name:

IMPORTANT


     1. If your shares are held in your own name, please mark, date and mail the enclosed GOLD proxy card to our Proxy Solicitor, Georgeson Inc., in the postage-paid envelope provided.

     2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card to be signed representing your shares.

     3. If you have already submitted a white proxy card to Biogen for the Annual Meeting, you may change your vote to a vote FOR the election of the Nominee by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Biogen. You may also submit your later-dated proxy by using the enclosed GOLD proxy card to vote by telephone or by Internet. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

     If you have any questions or require any assistance in executing your proxy, please call:

                                 Georgeson Inc.
                   Stockholders call toll-free: (800) 377-9583
                 Banks and Brokers call collect: (212) 440-9800

                                                                PRELIMINARY COPY


                             YOUR VOTE IS IMPORTANT

                      PLEASE COMPLETE, DATE, SIGN AND MAIL
                    YOUR PROXY CARD IN THE ENVELOPE PROVIDED
                              AS SOON AS POSSIBLE.


                 TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

                                BIOGEN IDEC, INC.
                       2008 ANNUAL MEETING OF STOCKHOLDERS

                           THIS PROXY IS SOLICITED BY
               CARL C. ICAHN, ALEXANDER J. DENNER, ANNE B. YOUNG,
  RICHARD C. MULLIGAN, VINCENT J. INTRIERI, KEITH A. MEISTER, DAVID SCHECHTER,
                ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP,
      ICAHN PARTNERS MASTER FUND II LP, ICAHN PARTNERS MASTER FUND III LP, HIGH RIVER LIMITED PARTNERSHIP, BARBERRY CORP., HOPPER INVESTMENTS LLC,
       ICAHN OFFSHORE LP, ICAHN ONSHORE LP, ICAHN CAPITAL LP, IPH GP LLC, ICAHN ENTERPRISES HOLDINGS L.P., ICAHN ENTERPRISES G.P. INC., BECKTON CORP.

The undersigned hereby appoints and constitutes each of Carl C. Icahn, Dr. Alexander J. Denner and Keith A. Meister, (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of Biogen Idec, Inc. ("Biogen") to be held on ______, 2008 at __local time, and at any adjournment or postponement thereof, hereby revoking any proxies previously given, to vote all shares of Common Stock of Biogen held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting. IF NO DIRECTION IS MADE WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED AS FOLLOWS WITH RESPECT TO ANY SUCH PROPOSAL: (I) FOR DR. ALEXANDER J. DENNER FOR DIRECTOR; (II) FOR DR. ANNE B. YOUNG FOR DIRECTOR; (III) FOR PROFESSOR RICHARD
C. MULLIGAN FOR DIRECTOR; (IV) FOR THE PERSON WHO HAS BEEN NOMINATED BY BIOGEN TO SERVE AS DIRECTOR, OTHER THAN MR. CECIL B. PICKETT, MS. LYNN SCHENK AND MR. STELIOS PAPADOPOULOS; (V)FOR THE BYLAW AMENDMENTS; (VI) FOR THE RATIFICATION OF SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; (VII) AGAINST BIOGEN'S 2008 OMNIBUS EQUITY PLAN; (VIII) AGAINST BIOGEN'S 2008 PERFORMANCE-BASED MANAGEMENT INCENTIVE PLAN; AND (IX) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. If any nominee for director is unable or declines to serve as director, this proxy will be voted for any nominee that any of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP or High River Limited Partnership (collectively, the "Icahn Parties") designates.

           YOUR VOTE IS VERY IMPORTANT--PLEASE VOTE YOUR PROXY TODAY.

           (CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.)

                                                                PRELIMINARY COPY

        THERE ARE THREE WAYS TO AUTHORIZE THE PROXIES TO CAST YOUR VOTES

    YOUR TELEPHONE OR INTERNET VOTE AUTHORIZES THE NAMED PROXIES TO VOTE YOUR
      SHARES IN THE SAME MANNER AS IF YOU HAD RETURNED YOUR PROXY CARD. WE
        ENCOURAGE YOU TO USE THESE COST EFFECTIVE AND CONVENIENT WAYS OF
                     VOTING, 24 HOURS A DAY, 7 DAYS A WEEK.

TELEPHONE VOTING                            INTERNET VOTING                              VOTING BY MAIL
This method of voting is available for      Visit the Internet voting Web site at        Simply sign and date your proxy card and
residents of the U.S. and Canada. On a      http://proxy.georgeson.com.  Have this       return it in the postage-paid envelope to
touch tone telephone, call TOLL FREE 1-     proxy card ready and follow the instruc-     Georgeson Inc., Wall Street Station, P.O.
866-219-9799, 24 hours a day, 7 days a      tions on your screen. You will incur         Box 1100, New York, NY 10269-0646. If you
week. Have this proxy card ready, then      only your usual Internet charges.            are voting by telephone or the Internet,
follow the prerecorded instructions.        Available 24 hours a day, 7 days a           please do not mail your proxy card.
You vote will be confirmed and cast as      week until 5:00 p.m. Eastern Daylight
you have directed.  Available 24 hours      Time on _____, 2008.
a day, 7 days a week until 5:00 p.m.
Eastern Daylight Time on ______, 2008.

DETACH BELOW AND RETURN USING THE  ENVELOPE  PROVIDED  ONLY IF YOU ARE VOTING BY MAIL

     PLEASE MARK
[x]  VOTES AS IN
     THIS EXAMPLE.

THE ICAHN PARTIES  RECOMMEND A VOTE "FOR" THE ELECTION OF ITS NOMINEES AND "FOR" PROPOSALS 2 AND 3, AND "AGAINST" PROPOSALS 4 AND 5.


PROPOSAL 1: To elect:                                                                                 WITHHOLD
                                                                                                      AUTHORITY             FOR ALL
(01) Dr. Alexander J. Denner, as director                                             FOR ALL         TO VOTE FOR           Nominees
                                                                                      Nominees        All Nominees          EXCEPT
(02) Dr. Anne B. Young, as director and
                                                                                        [  ]              [  ]                [  ]
(03) Professor Richard C. Mulligan, as director

The  Icahn  Parties  intend to  use this  proxy to vote (i) FOR  Dr.  Alexander  J. Denner,  (ii) FOR  Dr. Anne B. Young,  (iii) FOR
Professor  Richard C.  Mulligan, (iv) FOR the  person who has been nominated by Biogen to serve as director, other than Mr. Cecil B.
Pickett, Ms. Lynn Schenk, and Mr. Stelios Papadopoulos, (v) FOR the Bylaw Amendments, (vi)  FOR the  ratification  of  selection  of the Independent Registered  Public  Accounting  Firm, (vii) AGAINST  Biogen's 2008 Omnibus Equity Plan, (viii) AGAINST Biogen's 2008
Performance-Based  Management Incentive  Plan, and (ix) in  the proxy  holder's  discretion as to other matters  that  may  properly come before the annual  meeting.  The Icahn  Parties are NOT seeking  authority to vote for and WILL NOT  exercise any  authority to vote for Mr. Cecil B. Pickett, Ms. Lynn Schenk, and Mr. Stelios Papadopoulos. There is no assurance  that any of the Biogen nominees will  serve  as  directors  if  any  or  all of the Icahn Parties' nominees are elected to the Board.  You should refer to the proxy statement and form of proxy  distributed by Biogen for the names,  background, qualifications  and  other information concerning the
Biogen nominees.

NOTE:  IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED "FOR" A  PARTICULAR  ICAHN PARTIES'  NOMINEE,  MARK THE "FOR ALL  EXCEPT"  BOX
AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR THE PERSON
WHO HAS BEEN NOMINATED BY BIOGEN TO SERVE AS DIRECTOR OTHER THAN MR. CECIL B. PICKETT, MS. LYNN SCHENK, AND MR. STELIOS PAPADOPOULOS
BY WRITING THE NAME OF THE NOMINEE BELOW:


   _________________________________________________________
------------------------------------------------------------------------------------------------------------------------------------

PROPOSAL 2:  Approval of the Bylaw Amendments                                         FOR              AGAINST               ABSTAIN
                                                                                     [  ]                [  ]                  [  ]

PROPOSAL 3:  Ratification of Independent Registered Public Accounting Firm
                                                                                     [  ]                [  ]                  [  ]

PROPOSAL 4:  Approval of 2008 Omnibus Equity Plan
                                                                                     [  ]                [  ]                  [  ]

PROPOSAL 5:  Approval of 2008 Performance-Based Management Incentive Plan
                                                                                     [  ]                [  ]                  [  ]

                                                    Dated: _______________, 2008

                                                    ____________________________
                                                    Signature(s)

                                                    ____________________________
                                                    Signature (if held jointly)

                                                    ____________________________
                                                    Title(s), if any


                                                    Please sign exactly as your name(s)  appear(s)  hereon.  If shares are issued in the name of two or more persons, all such persons should sign the proxy. A proxy executed by a corporation  or other company  should be signed in its name by its authorized  officers.  Executors,  administrators,  trustees and partners should indicate their positions when signing.

